CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED July 03, 2001

Centurion Spuds Al Manzah 3 in Tunisia

Calgary, Alberta - Centurion Energy International Inc. (TSE: CUX) announces that drilling operations for the Al Manzah-3 well resumed on July 1, 2001. It is anticipated the top of the target Bou Dabbous Formation will be reached in 20 days with drilling to be completed in approximately 30 days. Three hundred meters of the original Al Manzah 3 wellbore will be utilized, and the total drilling depth is anticipated to be approximately 1,500 meters.

The well is expected to extend horizontally through 400 meters of the Bou Dabbous Formation, and will target potential oil reserves below the base of the AMZ-2 producing interval. The well path is expected to link adjacent fault blocks with a view to maximizing oil recovery from the reservoir. The current seismic interpretation indicates that an additional 200 meters of potential oil column exists in the Bou Dabbous Formation.

Centurion’s working interest in the Al Manzah field has recently increased to 75% from 37.5% as the government company, ETAP, has elected not to participate in the development of the field. The increase in working interest will potentially have a positive impact on Centurion Energy reserves and will likely decrease the timeframe required to make future field development decisions.

If successful, production from AMZ-3 well will be tied-in immediately to existing onsite facilities and oil production will be marketed to a nearby refinery.

Contingent on the success of the Al Manzah-3 well, consideration will be given to drilling a new lateral from Al Manzah-2 well bore deeper into the reservoir. Additional drilling locations and a gas re-injection scheme will also be considered.

Certain statements in this News Release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com